

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 3, 2024

Theodore B. Miller, Jr.
President
Boots Capital Management, LLC
7800 Washington Ave., Suite 700
Houston, TX 77007

> **Re: Boots Capital Management, LLC**
> **Crown Castle Inc.**
> **DFAN14A Filed May 1, 2024**
> **Filed By Boots Parallel 1, LP et al.**
> **File No. 001-16441**

Dear Theodore B. Miller:

We have reviewed your filing and have the following comment.

Please respond to this comment by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments. All defined terms used herein have the same meaning as in your soliciting materials.

DFAN14A Filed May 1, 2024

General Comments

1. Refer to the following statement on slide 12 of the ISS Presentation:

    - "*Contrary to Delaware Court directives*, expanded the Board in the late-stages of a proxy contest and subsequently reversed coursed following *court scrutiny*" (emphasis added).

    Please do not use this or similar statements in future soliciting materials without providing a proper factual foundation for the statement. In addition, as to matters for which Boots does have a proper factual foundation, please avoid making statements about those matters that go beyond the scope of what is reasonably supported by the factual foundation. Please note that characterizing a statement as one's opinion or belief does not eliminate the need to provide a proper factual foundation for the statement; there must be a reasonable basis for each opinion or belief that the filing persons express. See Note (b) to Rule 14a-9.

We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please direct any questions to Shane Callaghan at 202-551-6977 or Christina Chalk at 202-551-3263.

Sincerely,

Division of Corporation Finance
Office of Mergers & Acquisitions